UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number 001-41231

TC BIOPHARM (HOLDINGS) PLC

(Translation of registrant’s name into English)

 Maxim 1, 2 Parklands Way

Holytown, Motherwell, ML1 4WR

Scotland, United Kingdom

+44 (0) 141 433 7557

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____ ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____ ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This current report on Form 6-K is being filed to disclose the home country rule exemption of TC Biopharm (Holdings) PLC (“we”, “our”, “us” or the “Company”) that it intends to disclose in its annual report on Form 20-F for the fiscal year ended December 31, 2024.

As a company incorporated in Scotland that is listed on Nasdaq Capital Market (“Nasdaq”), the Company is subject to Nasdaq corporate governance listing standards. The Company determined it qualified as a foreign private issuer under federal securities laws as of June 28, 2024, the last business day of its most recently completed second fiscal quarter. Under Nasdaq rules, a foreign private issuer may, in general, follow its home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements. Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3), which provides (with certain exceptions not relevant to the conclusions expressed herein) that a Foreign Private Issuer may follow its home country practice in lieu of the requirements of the Nasdaq Marketplace Rule 5600 Series, we elected to be exempt from the requirements of Nasdaq Listing Rules 5605(b)(1), 5605(c), 5605(d)(1), 5605(e)(1), 5620(c) and 5635(a-d).

Addleshaw Goddard LLP, our Scottish counsel, has provided a letter of confirmation, as required by the Nasdaq Stock Market, confirming that the governance practices adopted by the Company, in lieu of those Nasdaq corporate governance requirements where it is electing to follow local country laws and regulations (as referenced above), are compliant with the Laws of Scotland and the Articles of Association of the Company.

Except for the foregoing, there is no significant difference between our corporate governance practices and what the Nasdaq requires of domestic U.S. companies. A copy of the home country rule exemption letter from the Company’s legal counsel is attached hereto as Exhibit 99.1.

Exhibit No.	Description
99.1	Home Country Exemption Letter

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TC BIOPHARM (HOLDINGS) PLC

	By:	/s/ Martin Thorp
	Name:	Martin Thorp
	Title:	Chief Financial Officer

Date: July 1, 2024